U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

DataMirror Corporation

B.	This is [check one]:

[X]	an original filing for the Filer.

[ ]	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	DATAMIRROR CORPORATION

Form type:	Schedule 13E—4F

File Number (if known):	005-51164

Filed by:	DATAMIRROR CORPORATION

Date Filed:	February 11, 2005
(if filed concurrently, so indicate)	(concurrent herewith)

D.	The Filer is incorporated or organized under the laws of:

Ontario

and has its principal place of business at:

3100 Steeles Avenue East, Suite 1100 Markham, Ontario, Canada L3R 8T3

E.	The Filer designates and appoints:

DataMirror, Inc. 1600 Golf Road, Suite 1200 Rolling Meadows, IL 60008 (847) 981-5066

as the agent (“the Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a)       Any investigation or administrative proceeding conducted by the Commission; and

     (b)       Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions or of the District of Columbia or Puerto Rico, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filing are made by the Filer with the Commission on Schedule 13E-4F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.       The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change of the Agent’s name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.       The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 13E-4F, the securities to which the Schedule 13E-4F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Markham, Ontario, Canada on February 11, 2005.

DATAMIRROR CORPORATION
By:	/s/ Peter Cauley
Peter Cauley
Vice President, Finance and Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on February 11, 2005.

DataMirror, Inc. (Agent for Service)
By:	/s/ Peter Cauley
Peter Cauley
Director